

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

20 April, 2005



05007650

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

SUPPL



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copiy of the Stock Exchange Release published by the Company on 19 April, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

KCI KONECRANES GROUP'S ADOPTION OF IFRS STANDARDS

KCI Konecranes Group applies IFRS-standards (International Financial Reporting Standards) as of 1 January 2005. The first interim report 2005 in accordance with IFRS will be published on 3 May 2005.

The Group has prepared the IFRS opening balance sheet for 1 January 2004 and comparative information for 2004 in compliance with each IFRS standards effective at reporting date.

The tables in this release present the reconciliation of net income and shareholders' equity between FAS (Finnish Accounting Standards) and IFRS as of the transition date 1 January 2004 and of all quarters of the financial year 2004. Comparative IFRS statements of income, balance sheet and segment reporting are also presented. The "Notes"- column in the tables below refers to the numbered items at the end of this release, which includes additional information of major changes in accounting principals and effects of transition to IFRS.

The main impacts of IFRS transition for the Group's future results and balance sheets are:

Business combinations, IFRS 3 and Impairment of Assets, IAS 36
In IFRS goodwill is no longer amortized but it is instead tested for impairment annually. The discontinuation of goodwill amortization will increase the Group's EBIT whereas potential impairments will reduce EBIT.

Employee benefits, IAS 19

Valuation and periodizing of defined benefit pension plans of the Group may cause gains or losses in the result of coming years depending on economic fluctuation and return on plan assets. Finnish pensions under the Employees' Pensions Act (TEL) are classified as defined contribution plans.

Financial instruments, IAS 32 and IAS 39

All derivatives will be measured at fair value and recorded through profit and loss. The Group does not apply hedge accounting and the derivatives hedging the off-balance sheet items will cause short-term fluctuation to the Group's result through exchange rate differences. In the course of time (6-12 months) the cumulative effect of this fluctuation will be close to zero.

Own shares, IAS 32

Investments in own shares may not be recorded as assets or within equity. The Board of Directors of KCI Konecranes Plc has the authorisation to repurchase or to dispose of the Company's own shares.

Stock Options, IFRS 2

The fair value of the Group's 2003 option program is estimated and expensed in personnel expenses and credited to shareholders' equity. Potential future share-based programs may increase personnel expenses and reduce Business Area level EBIT.

Income taxes, IAS 12

Deferred taxes will be recognised of all taxable IFRS-adjustments.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. In 2004, Group sales totalled EUR 728 million. The Group has 4850 employees in 35 countries.

KCI KONECRANES PLC



Franciska Janzén
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer
Tel. +358 20 427 2040

DISTRIBUTION
Helsinki Exchanges
Media

RECONCILIATION OF NET INCOME (EUR million)	Notes	1-3/2004	1-6/2004	1-9/2004	1-12/2004
Net income according to FAS		1.3	4.6	10.2	23.0
Reversal of amortization of goodwill	1	0.6	1.2	1.9	2.6
Impairment	1	0.0	0.0	0.0	- 1.2
Employee benefits	2	- 0.2	- 0.5	- 0.8	- 1.1
Stock options	5	- 0.2	- 0.4	- 0.6	- 0.8
Income taxes	6	0.7	0.7	0.9	1.5
Provisions	7	- 2.0	- 2.0	- 2.4	- 5.4
Other IFRS adjustments	10	0.0	0.1	0.0	- 0.2
Total IFRS adjustments		- 1.1	- 0.9	- 1.0	- 4.6
Net income according to IFRS		0.2	3.7	9.2	18.4

RECONCILIATION OF SHAREHOLDERS' EQUITY (EUR million)

RECONCILIATION OF SHAREHOLDERS' EQUITY (EUR million)	Notes	12/2003	3/2004	6/2004	9/2004	12/2004
Equity according to FAS		163.4	151.6	154.4	159.7	157.9
IFRS adjustments:						
Reversal of amortization of goodwill	1	0.0	0.6	1.2	1.9	2.6
Impairment	1	- 0.1	- 0.1	- 0.1	- 0.1	- 1.3
Employee benefits	2	- 15.0	- 15.2	- 15.5	- 15.8	- 16.1
Reserve for own shares	4	- 5.5	- 5.5	- 5.5	- 5.5	- 4.4
Income taxes	6	3.8	4.5	4.5	4.7	5.3
Provisions	7	5.4	3.4	3.4	3.0	0.0
Minority interest	8	0.1	0.1	0.1	0.1	0.1
Changes in accounting policy	9	0.0	0.0	0.0	0.0	- 4.9
Other IFRS adjustments	10	- 1.8	- 2.2	- 2.0	- 1.7	- 1.5
Total IFRS adjustments		- 13.1	- 14.4	- 13.9	- 13.4	- 20.2
Equity according to IFRS		150.3	137.2	140.5	146.3	137.7

EFFECTS OF IFRS STANDARDS ON BALANCE SHEET at 1.12004 and 31.12.2004

(EUR million)	FAS 12/2003	IFRS Effect	IFRS 1/2004	FAS 12/2004	IFRS Effect	IFRS 12/2004
Fixed Assets	98.0	- 7.4	90.6	116.9	- 4.8	112.1
Inventories	72.4	0.0	72.4	108.8	5.3	114.1
Receivables and other current assets	218.6	4.9	223.5	247.3	19.7	267.0
Cash in hand and at banks	13.2	0.0	13.2	20.4	0.3	20.7
Total Assets	402.2	- 2.5	399.7	493.4	20.5	513.9
Equity	163.4	- 13.1	150.3	157.9	- 20.2	137.7
Minority interest	0.1	- 0.1	0.0	0.1	- 0.1	0.0
Provisions	20.3	- 5.3	15.0	15.4	2.1	17.5
Long-term debt	32.5	16.2	48.7	7.4	17.4	24.8
Current liabilities	185.9	- 0.2	185.7	312.7	21.4	334.1
Total shareholders' equity and liabilities	402.2	-2.5	399.7	493.4	20.5	513.9

CONSOLIDATED STATEMENT OF INCOME, IFRS

(EUR million)	Notes	IFRS 1-3/2004	IFRS 1-6/2004	IFRS 1-9/2004	IFRS 1-12/2004
Sales	3	152.2	317.5	487.6	728.0
Share of result of participating interest undertakings	1	0.0	0.0	0.0	0.0
Depreciation	1	- 3.1	- 6.2	- 9.3	- 12.4
Impairment losses	1	0.0	0.0	0.0	- 1.2
Other operating expenses	2,5,7	- 148.4	- 305.1	- 463.4	- 683.1
Operating income (EBIT)		0.7	6.2	14.9	31.3
Financial income and expenses	3	- 0.6	- 1.0	- 1.5	- 3.6
Profit before taxes		0.1	5.2	13.4	27.7
Taxes	6	0.1	- 1.5	- 4.1	- 9.2
Net income		0.2	3.7	9.2	18.4

KEY FIGURES

	1-3/2004	1-6/2004	1-9/2004	1-12/2004
Earnings per share, basic (EUR)	0.01	0.26	0.66	1.31
Earnings per share, diluted (EUR)	0.01	0.26	0.65	1.29
Return on equity %	2.7 %	5.5 %	8.3 %	12.5 %
Return on capital employed%	5.0 %	7.9 %	10.7 %	13.7 %

CONSOLIDATED STATEMENT OF INCOME, FAS

(EUR million)	Notes	FAS 1-3/2004	FAS 1-6/2004	FAS 1-9/2004	FAS 1-12/2004
Sales	3	152.2	317.5	487.6	728.0
Share of result of participating interest undertakings	1	- 0.1	- 0.3	- 0.4	- 0.5
Depreciation	1	- 3.7	- 7.2	- 10.8	- 14.6
Impairment losses	1	0.0	0.0	0.0	0.0
Other operating expenses	2,5,7	- 145.9	- 302.2	- 459.6	- 675.5
Operating income (EBIT)		2.5	7.8	16.8	37.4
Financial income and expenses	3	- 0.6	- 1.0	- 1.5	- 3.6
Profit before taxes		1.9	6.8	15.3	33.8
Taxes	6	- 0.6	- 2.2	- 5.0	- 10.7
Net income		1.3	4.6	10.2	23.0

KEY FIGURES

	1-3/2004	1-6/2004	1-9/2004	1-12/2004
Earnings per share, basic (EUR)	0.09	0.32	0.73	1.64
Earnings per share, diluted (EUR)	0.09	0.32	0.72	1.62
Return on equity %	3.4 %	5.9 %	8.7 %	14.8 %
Return on capital employed%	5.7 %	8.5 %	11.3 %	15.9 %

CONSOLIDATED BALANCE SHEET, IFRS

(EUR million)	IFRS 3/2004	IFRS 6/2004	IFRS 9/2004	IFRS 12/2004
Fixed Assets	89.4	88.9	86.4	112.1
Inventories	83.2	89.6	101.6	114.1
Receivables and other current assets	202.3	202.6	217.2	267.0
Cash in hand and at banks	18.2	21.8	21.3	20.7
Total Assets	393.1	402.9	426.5	513.9
Equity	137.2	140.5	146.3	137.7
Minority interest	0.0	0.0	0.0	0.0
Provisions	16.5	16.0	15.6	17.5
Long-term debt	49.3	49.7	49.2	24.8
Current liabilities	190.2	196.7	215.5	334.1
Total shareholders' equity and liabilities	393.1	402.9	426.5	513.9

KEY FIGURES

Equity/Share (EUR)	9.77	10.00	10.42	9.76
Solidity %	38.1 %	38.1 %	38.0 %	29.1 %
Gearing %	30.6 %	30.4 %	34.6 %	80.2 %

CONSOLIDATED BALANCE SHEET, FAS

(EUR million)	FAS 3/2004	FAS 6/2004	FAS 9/2004	FAS 12/2004
Fixed Assets	96.0	94.8	91.7	116.9
Inventories	83.2	89.6	101.6	108.8
Receivables and other current assets	196.4	196.6	211.2	247.3
Cash in hand and at banks	18.2	21.8	21.3	20.4
Total Assets	393.8	402.8	425.8	493.4
Equity	151.6	154.4	159.7	157.9
Minority interest	0.1	0.1	0.1	0.1
Provisions	19.9	19.4	18.6	15.4
Long-term debt	32.0	32.2	31.9	7.4
Current liabilities	190.3	196.8	215.6	312.7
Total shareholders' equity and liabilities	393.8	402.8	425.8	493.4

KEY FIGURES

Equity/Share (EUR)	10.40	10.60	10.98	10.89
Solidity %	41.1 %	41.0 %	40.7 %	34.3 %
Gearing %	28.7 %	28.6 %	32.8 %	67.2 %

SEGMENT REPORTING

1. BUSINESS SEGMENTS

Sales by Business Area, IFRS (EUR million)	Notes 11	IFRS 1-3/2004	IFRS 1-6/2004	IFRS 1-9/2004	IFRS 1-12/2004
Maintenance Services		74.5	157.8	239.5	344.6
Standard Lifting Equipment		47.0	99.2	157.8	231.2
Special Cranes		43.2	88.3	132.4	214.1
./. Internal		- 12.4	- 27.8	- 42.1	- 62.0
Total		152.2	317.5	487.6	728.0

Sales by Business Area, FAS (EUR million)	Notes 11	FAS 1-3/2004	FAS 1-6/2004	FAS 1-9/2004	FAS 1-12/2004
Maintenance Services		74.5	157.8	239.5	344.6
Standard Lifting Equipment		47.0	99.2	157.8	231.2
Special Cranes		43.2	88.3	132.4	214.1
./. Internal		- 12.4	- 27.8	- 42.1	- 62.0
Total		152.2	317.5	487.6	728.0

Operating Income by Business Area, IFRS (EUR million)	Notes 11	IFRS 1-3/2004	IFRS 1-6/2004	IFRS 1-9/2004	IFRS 1-12/2004
Maintenance Services		2.6	6.5	11.6	22.1
Standard Lifting Equipment		3.2	7.7	13.3	20.7
Special Cranes		2.4	4.7	7.6	15.9
Group Costs		- 7.4	- 12.5	- 17.3	- 27.3
Consolidation items		0.0	- 0.2	- 0.3	- 0.1
Total		0.7	6.2	14.9	31.3

Operating Income by Business Area, FAS (EUR million)	Notes 11	FAS 1-3/2004	FAS 1-6/2004	FAS 1-9/2004	FAS 1-12/2004
Maintenance Services		2.9	7.1	12.5	23.3
Standard Lifting Equipment		3.2	7.7	13.4	21.0
Special Cranes		2.4	4.8	7.7	16.0
Group Costs		- 5.3	- 10.3	- 14.7	- 20.5
Consolidation items		- 0.6	- 1.5	- 2.1	- 2.4
Total		2.5	7.8	16.8	37.4

KCI Konecranes Group's transition to International Financial Reporting Standards (IFRS)

KCI Konecranes Group has applied IFRS as of 1 January 2005 and prepared the opening IFRS balance sheet at the date of transition, which was 1 January 2004. The Group will publish the interim report for Q1 2005 on 3 May in accordance with IFRS.

This presentation outlines the effects of the transition to IFRS-standards on the opening IFRS balance sheet and on comparative figures 2004. KCI Konecranes Group's financial statements for 2004 have previously been published in accordance with Finnish Accounting Standards (FAS). KCI Konecranes Group's accounting principles under FAS are described in the Group's Annual Report for 2004.

The Group started its implementation process to fully comply with IFRS already in 2002. Implementation started with those accounting principles that already according to FAS were allowed; IAS 11 (Construction Contracts): Long term crane and modernisation projects revenue was recognised according to the percentage of completion (POC)- method and IAS 17 (Leases); The Group accounted for finance lease contracts as if the assets had been acquired.

In the transition to IFRS, KCI Konecranes Group has applied some optional exceptions allowed by the First-time adoption standard (IFRS 1).

Major changes in accounting principles and effects of transition to IFRS:

1. Business combinations, IFRS 3 and Impairment of Assets, IAS 36

KCI Konecranes Group has applied the exemption given to a first-time adopter in IFRS 1 from IFRS 3 (Business combination). In accordance with this the business combinations before the date of transition to IFRS are reported as they were recognized under FAS.

As required by IFRS 1 the first-time adopter shall, regardless of whether there is any indication for impairment, apply IAS 36 (Impairment of Assets) in testing the goodwill for impairment at the date of transition to IFRS. According to IAS 36 a company is required to assess at each balance sheet date whether there is any indication for impairment. If such an indication exists, a company should then estimate the recoverable amount of the assets. An impairment loss is recognised when the recoverable amount of an asset is less than its carrying amount.

Goodwill, as well as partly intangible and tangible assets were tested for possible impairments at the date of transition of 1 January 2004.
As a result of impairment tests minor impairment losses were recognized (EUR 0.1 million) in tangible and intangible assets at the date of transition. At the balance sheet date 31 December 2004 there were EUR 1.0 million impairment losses due to impairment of tangible assets in USA and EUR 0.2 million due to impairment of goodwill.

In accordance with IFRS goodwill is no longer amortized but is instead tested for impairment annually. Accordingly, goodwill amortization of EUR 2.6 million has been reversed for the 2004 comparative figures.

The Group made two important business acquisitions during the fourth quarter of 2004. The acquisition of SMV Lifttrucks AB, Sweden was closed on 29 October 2004 and the acquisition of Morris Material Handling Ltd and its affiliated

companies on 31 December 2004. The cost of these acquisitions has provisionally been allocated to the assets and liabilities of the acquired entities on the basis of their fair values. The excess of the allocated cost of the net fair value of the identifiable assets, liabilities and contingent liabilities amounting to EUR 21.6 million has been recorded as goodwill. Morris Material Handling Ltd and its affiliate companies were not consolidated to the Group´s financial statements for 2004, which were published in accordance with FAS. The acquisition costs of Morris Material Handling Ltd and its affiliated companies were included in other shares and similar rights of ownership.

2. Employee benefits (pensions), IAS 19

The KCI Konecranes Group companies have various pension plans in accordance with local conditions and practices. In IAS 19 the pension plans are classified as either defined contribution plans or defined benefit plans.

Under defined contribution plans, expenses are recognised in the period contribution is payable.

Under defined benefit plans, a liability is recognised in the balance sheet equal to the net of the present value of the defined benefit obligation; the fair value of the plan assets at the balance sheet date and deferred actuarial gains and losses and unrecognised pension service costs.

At the transition balance sheet of 1 January 2004, the Group pension obligations have increased by EUR 15.0 million. The major part of this amount arises from one defined benefit plan in the Group's subsidiary in the United Kingdom.

KCI Konecranes Group accounts for the Finnish system under the Employees' Pensions Act (TEL) as a defined contribution plan. The expected cost of the disability benefit is recognised when an event causing the disability occurs.

3. Financial instruments, IAS 32 and IAS 39

In accordance with the exemption allowed for first-time adopters of IFRS, the IFRS opening balance and comparative figures 2004 need not comply with IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement). Accordingly KCI Konecranes Group presents the values of financial instruments in comparative figures 2004 according to FAS. Standards 32 and 39 are applied from 1 January 2005, and the effect of the chance in accounting policy has been recorded directly in shareholders' equity. See also Note 9. Changes in Accounting Policies, IAS 8.

KCI Konecranes Group does not apply hedge accounting to derivatives hedging forecasted cash flows or balance sheet items in other currencies than euros, although currency derivative contracts have been acquired for hedging purposes in accordance with the Group's hedging policy.

All derivatives are measured at fair value and recorded through profit and loss to adjust sales and purchases and financial items, if they relate to balance sheet items. If they relate to off- balance sheet items, they are recorded under financial items.

The derivatives hedging the off-balance sheet items will cause short-term fluctuation to the Group's result through exchange rate differences. In the course of time (6 - 12 months) the cumulative effect of this fluctuation will be close to zero.

4. Own shares, IAS 32

According to IFRS, investments in own shares are not allowed to be presented as assets or within equity. This decreases the assets and equity values by EUR 5.5 million in the balance sheet as at 1 January 2004. The corresponding figure in the balance sheet as at 31 December 2004 is EUR 4.4 million.

5.Stock Options, IFRS 2

IFRS 2 (Share-based Payment) requires that all equity-settled share-based payments granted after 7 November 2002, that are not yet vested before 1 January 2005, must be recognised through profit and loss.

KCI Konecranes Group uses equity instruments only in share options that are granted to key personnel. The Group has several employee share option programs, but the 2003 option program is the only program, which will have an effect on the Group's income. According to the standard the fair value of these share options shall be estimated by applying an option-pricing model and the resulting value is to be expensed during the vesting period.

The total cost of the option programs for the financial year 2004 was EUR 0.8 million. Option program costs are included in personnel expenses and credited to shareholders' equity.

6. Income Taxes, IAS 12

Deferred taxes have been recognized of all taxable IFRS-adjustments in accordance with IAS 12 (Income Taxes). The total deferred tax asset effect in the balance sheet as at 1 January 2004 was EUR 3.8 million and EUR 5.3 million in the balance sheet as at 31 December 2004.

7. Provisions, IAS 37

At the date of transition as of 1 January 2004 some provisions in the Group did not meet the recognition criteria of restructuring provisions prescribed in IAS 37. Based on this these provisions of EUR 5.4 million were reversed in the opening IFRS balance sheet and correspondingly recorded on comparative figures 2004.

8. Minority interest, IAS 1

In accordance with IAS 1 (Presentation of Financial Statements) minority interest (EUR 0.1 million) is presented in equity in the IFRS balance sheet.

9. Changes in Accounting Policies, IAS 8

According to IAS 8 changes in Accounting Policies shall be applied retrospectively. When it is impracticable to determine the period-specific effects of changing an accounting policy on comparative information the corresponding adjustment should be reported as an adjustment to equity.

In KCI Konecranes Group IAS 32 and 39 standards will be applied during 2005. In the Balance sheet as at 1 January 2005 an amount in total of EUR -4.9 million as a result of applying IAS 39 was entered directly to shareholders' equity.

10. Other IFRS adjustments

The other IFRS adjustments relate mainly to the reversal of goodwill allocation which was recorded according to FAS, but is not in accordance with IFRS, in total EUR -1.8 million.

In addition to changes described in items 1-9 above, there were minor IFRS adjustments or reclassifications to the Group's statement of income and balance sheet.

11. Segment reporting, IAS 14

The Group's reporting segments will not change under IFRS. KCI Konecranes Group's primary segment is the business segment. It is based on the Group's managerial reporting and organizational structure. The business segments are: Maintenance Services, Standard Lifting Equipment and Special Cranes.

As its secondary segments KCI Konecranes Group reports four geographical areas, which were also published under FAS reporting: Nordic and Eastern Europe, EU (excl. Nordic), Americas and Asia Pacific.